Exhibit 99.1

ELBIT MEDICAL IMAGING LTD. ANNOUNCES PUBLICATION OF A
COMPLEMENTARY NOTICE TO THE OFFERING PROSPECTUS IN ISRAEL

TEL AVIV, Israel – September 24, 2007 – Elbit Medical Imaging Ltd. (NASDAQ: EMITF) ("EMI") announced today that it had published today in Israel a Complementary Notice to EMI's offering prospectus, dated September 11, 2007 (the "Offering Prospectus") in connection with EMI's offering of Series E Notes and Series F Notes (the "Complementary Notice"). The Complementary Notice provides additional information with respect to EMI's offerings of Series E Notes and Series F Notes and constitutes a part of the Offering Prospectus.

In accordance with EMI's Offering Prospectus and the Complementary Notice, EMI offers the Series E Notes and the Series F Notes in two separate tenders based on the annual interest rate of each of the Series E Notes and Series F Notes, as follows:

•
Up to NIS 66,375,000 Series E Notes, each having NIS 1 par value, offered at 100% of their par value, comprised of 66,375 units consisting of NIS 1,000 par value Series E Notes each (the "Series E Units"). Series E Units are offered by way of a tender based on the maximum annual interest rate, provided that the maximum annual interest rate to be borne by Series E Notes may not exceed 6.3%.

•
Up to NIS 461,625,000 Series F Notes, each having NIS 1 par value, offered at 100% of their par value, comprised of 461,625 units consisting of NIS 1,000 par value Series F Notes each (the "Series F Units"). Series F Units are offered by way of a tender based on the maximum annual interest rate, provided that the maximum annual interest rate to be borne by Series F Notes may not exceed 5.7%.

The tenders with respect to each of Series E Notes and Series F Notes will be held on September 25, 2007 between 8:30 a.m. (Israel time) and 3:00 p.m. (Israel time).

EMI has received early commitment offers from classified investors to purchase 53,100 Series E Units and 295,867 Series F Units, which constitute 80% of the aggregate Series E Units and approximately 64.09% of the aggregate Series F Units, offered under the Complementary Notice. For additional information regarding the early commitment offers of classified investors for each of the series offered, see EMI's announcement, dated September 21, 2007.

The expected immediate gross proceeds to EMI from the offerings of Series E Notes and Series F Notes will be approximately NIS 528 million. The aggregate amount that EMI expects to pay for early commitment fees, coordination and distribution fees in connection with the offerings of the Series E Notes and the Series F Notes is NIS 3.2 million and other expenses related to the offering estimated at NIS 0.9 million, constituting approximately 0.78% of the expected net proceeds of NIS 523.8 million from the offering of Series E Notes and Series F Notes.

The TASE has given its approval for the listing of Series E Notes and Series F Notes for trade. The listing of each of the Series E and the Series F Notes is subject to the satisfaction of certain TASE's requirements regarding minimum public holdings and minimum dispersal.

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

About Elbit Medical Imaging Ltd.

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into the following principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.; (iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (iv) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango Israel Clothing and Footwear Ltd., and venture-capital investments.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, ability to find suitable locations, receipt of approvals and permits for zoning and construction, delays in construction, dependency on partners in the hotels business, competition, risks relating to operations in Eastern Europe and Asia (including India) and risks relating to our image guided treatment, economic conditions, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2006,  filed with the Securities and Exchange Commission on July 3, 2007.

For Further Information:

Company Contact	Investor Contact
Shimon Yitzhaki, President	Rachel Levine
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9439
syitzhaki@elbitimaging.com	rlevine@hfgcg.com

Dudi Machluf, CFO
Elbit Medical Imaging Ltd.
(972-3) 608-6024
dudim@elbitimaging.com